INVITATION TO SHAREHOLDERS
On behalf of our Board of Directors, management and employees, we invite you to attend the annual and special meeting of shareholders of Hydrogenics Corporation at 1:00 p.m. (Toronto time) on Friday, May 11, 2007 at the Toronto Board of Trade, 1 First Canadian Place, Toronto, Ontario.
The items of business to be considered at this meeting are described in the enclosed Notice of Annual and Special Meeting and Proxy Circular. No matter how many shares you hold, your participation at this meeting is very important. If you are unable to attend the meeting in person, we encourage you to vote by following the instructions included on the enclosed proxy form and returning the completed form in the envelope provided.
We hope you will take the time to review the enclosed proxy circular in which we discuss a number of initiatives we have undertaken this year. During the meeting, we will review the business of the Company and our plans for future growth.
We look forward to answering your questions and hope you will accept this invitation to meet the directors and executives of your Company.
We look forward to seeing you at the meeting.
Sincerely,

Pierre Rivard	Daryl Wilson
Executive Chairman of the Board of Directors	President and Chief Executive Officer
March 14, 2007